UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009
Commission File Number 001-15246

LLOYDS BANKING GROUP plc

_______________________________

25 Gresham Street
London EC2V 7HN
United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F               ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                          ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
n/a

58/09	5 June 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, HONG KONG, JAPAN, MALAYSIA, THAILAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

REVISION TO THE TIMETABLE FOR THE ANNOUNCEMENT OF THE RESULTS OF THE LLOYDS BANKING GROUP COMPENSATORY OPEN OFFER AND THE COMMENCEMENT OF THE RUMP PLACING

As previously announced, the latest time for receipt of valid acceptances from eligible shareholders under the terms of the Lloyds Banking Group plc (the “Company” or “Lloyds Banking Group”) Compensatory Open Offer is at 12:00 pm today. Under the previously communicated timetable, the date for announcement of the results of the Compensatory Open Offer and for the admission of the ordinary shares to be allotted pursuant to the Compensatory Open Offer to the Official List of the UK Listing Authority and to trading on the London Stock Exchange (“Admission”) was expected to be Tuesday 9 June 2009.

However, Lloyds Banking Group is pleased to announce that acceptances received from eligible shareholders pursuant to the Compensatory Open Offer are now expected to be processed and counted by the Company’s registrars ahead of schedule. As a result, subject, amongst other things, to the approval by shareholders of certain resolutions at the General Meeting to be held at 12:00 pm today, the Company expects to announce the results of the Compensatory Open Offer at approximately 7:00 am on Monday 8 June 2009 and that Admission will take place at 8:00 am on Monday 8 June 2009.

Accordingly, the joint bookrunners, will, following announcement of the results of the Compensatory Open Offer on Monday 8 June 2009, use reasonable endeavours to procure placees for the balance of open offer shares not validly taken up in the Compensatory Open Offer.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

For further information:

Investor Relations

Michael Oliver Director of Investor Relations Email: michael.oliver@ltsb-finance.co.uk	+44 (0) 20 7356 2167

Douglas Radcliffe Senior Manager, Investor Relations Email: douglas.radcliffe@ltsb-finance.co.uk	+44 (0) 20 7356 1571

Media Relations

Shane O’Riordain Group Communications Director Email: shane.o’riordain@lloydsbanking.com	+44 (0) 20 7356 1849

This announcement does not constitute a prospectus or prospectus equivalent document. This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

The prospectus (“the Prospectus”) published on 20 May 2009 by the Company in connection with the Placing and Compensatory Open Offer is available to eligible shareholders on the website of Lloyds Banking Group (www.lloydsbankinggroup.com) and in hard copy from Lloyds Banking Group’s registered office. Copies of the Prospectus are also available for viewing at the Document Viewing Facility of the FSA (25 The North Colonnade, London E14 5HS) and is available for inspection at Lloyds Banking Group’s registered office (Henry Duncan House, 120 George Street, Edinburgh EH2 4LH) as well as at the offices of Linklaters LLP (One Silk Street, London EC2Y 8HQ) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission.

This announcement is not for distribution, directly or indirectly, in or into Canada, Hong Kong, Japan, Malaysia, Thailand or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

The Lloyds Banking Group Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Lloyds Banking Group Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.